Morgan, Lewis & Bockius LLP
Councelors at Law

Justin W. Chairman
215-963-5061
jchairman@morganlewis.com

April 26, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:              Daniel Morris
Special Counsel
Division of Corporation Finance

Re:          Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 001-12031

Dear Mr. Morris:

On behalf of Universal Display Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President, Chief Financial Officer, Treasurer and Secretary, dated April 15, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

The Staff’s comments referenced disclosure appearing the Company’s preliminary proxy statement for the Annual Meeting of Shareholders to be held on June 24, 2010, which was filed with the Commission on April 9, 2010.  Where indicated below, revised disclosure has been included in the Company’s definitive proxy statement for such Annual Meeting (the “Definitive Proxy”), which is being filed contemporaneously with this response.  The disclosure included in the Definitive Proxy is incorporated by reference in the Form 10-K

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

United States Securities and Exchange Commission
April 26, 2010

Item 11.  Executive Compensation, page 36

1.
We note your disclosure in the fifth paragraph on page 12 of your proxy statement, which you incorporate by reference, that bonus equity compensation awards are based on financial results, business performance, and other factors.  In future filings, please disclose the financial, business and other factors that must be achieved for your executives to earn this element of their compensation.

The referenced disclosure has been revised in the Definitive Proxy in accordance with the Staff’s comment to discuss in greater detail the financial, business and other factors that are considered in determining the bonus equity award element of compensation for the Company’s executives.

Grants of Plan-Based Awards Table, page 19

2.	In future filings, please disclose in your plan-based awards table on page 19 of your proxy statement, the minimum, threshold, and maximum amounts that can be earned as bonus equity compensation.

The referenced disclosure has been revised in the Definitive Proxy in light of the Staff’s comment to indicate that no formal minimum, threshold or maximum award levels are established by the Company’s Compensation Committee with respect to bonus equity awards.

*****************************************

United States Securities and Exchange Commission
April 26, 2010

The Company has authorized us to communicate its acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to this filing.

Very truly yours,

/s/ Justin W. Chairman

Justin W. Chairman

cc:           Scott C. Bovino, Esquire